Annual Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on June 14, 2009. Stockholders voted as indicated below:
	                                      Affirmative     Withheld Authority
Re-election of Paul Belica
 Class III to serve until 2012                 34,909,873        1,331,200
Re-election of Robert E. Connor
 Class III to serve until 2012                 34,975,220        1,265,852
Election of Diana L. Taylor*
 Class I to serve until 2010                   35,000,649        1,240,423

Messrs. Hans W. Kertess, John C. Maney**, William B. Ogden, IV and R. Peter Sullivan III continue to serve as Directors of the Fund.

* Diana L. Taylor resigned as Director of the Fund on September 10, 2009. ** Mr. Maney is an Interested Director of the Fund.